STOCK PURCHASE AGREEMENT

AMONG

THE SHAREHOLDERS OF GENWELL INSTRUMENTS CO., LTD.

AS SELLERS

AND

WUXI GENTONG INSTRUMENTS CO., LTD.

AS PURCHASER

AND

GENWELL INSTRUMENTS CO., LTD.

FOR

THE PURCHASE OF ALL OF THE OUTSTANDING CAPITAL STOCK

OF

GENWELL INSTRUMENTS CO., LTD.

DATED AS OF JULY 25 , 2014



STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this "*Agreement*") is made as of July ✗, 2014 by and among WUXI GENTONG INSTRUMENTS CO., LTD. ("Gentone"), GENWELL INSTRUMENTS CO., LTD. ("Genwell"), and all of the shareholders of Genwell ("Sellers" or the "Genwell Shareholders"). All capitalized terms shall have the meanings used herein, including as referenced in Article 1 hereof.

RECITALS

A.   Gentone and Genwell are limited liability companies both formed under the laws of the People's Republic of China ("PRC").

B.   Sellers own all of the outstanding shares of capital stock of Genwell (the "*Shares*").

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE 1 - INCORPORATION OF RECITALS; CERTAIN DEFINITIONS, CONSTRUCTION

1.1   Recitals.

The recitals set forth above are incorporated unto this Agreement as if they were set forth in full in the body of this Agreement.

1.2   Certain Definitions.

As used in this Agreement, the following terms shall have the following respective meanings:

"Affiliate" means (i) a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the Person specified; or (ii) any relative or spouse of such Person, or any relation of such spouse, who has the same home as such Person. As used in this definition, the term "control" (including the terms "controlling," "controlled by" and "under common control") means the possession, direct or indirect, of the power, whether exercised or not, to direct or cause the acquisition and/or disposition by such Person of the assets and properties of the other Person, whether through the ownership of voting securities or otherwise.

"Closing" means the closing of the purchase and sale of the Shares, as contemplated by this Agreement.

"Closing Date" means the date of the Closing as set forth in Section 2.4.

"Encumbrance" means any mortgage, charge, claim, community property interest, lien, option, pledge, security interest, pre-emptive right, right of first refusal or restriction,

I

including restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership, or any other adverse claim of any kind.

"Genwell Balance Sheet" has the meaning set forth in <u>Section 4.7</u>.

"Genwell Balance Sheet Date" has the meaning set forth in <u>Section 4.7</u>.

"Genwell Disclosure Schedule" means the disclosure schedule of Genwell attached as Exhibit A to this Agreement.

"Genwell Signatory Shareholders" means the holders of 100% of the issued and outstanding capital stock in Genwell.

"Governmental Authority" means any court, tribunal, authority, agency, commission, bureau, department, arbitrator or official or other instrumentality of the United States or any other country (including, without limitation, the PRC) or any provincial, state, local, county, city or other political subdivision.

"Governmental Permit" means any license, franchise, permit or other authorization, consent or approval of any Governmental Authority.

"Intellectual Property Right" means any right to use, whether through ownership, licensing or otherwise, or any title to, any patents, trademarks, service marks, trade names, copyrights, trade secrets and other proprietary rights and processes.

"Lien" means any lien, pledge, hypothecation, levy, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, or other real estate declaration, covenant, condition, restriction or servitude, transfer restriction under any stockholder or similar agreement, Encumbrance, other adverse claim of any kind or any other restriction or limitation whatsoever.

"Material Adverse Effect" means any change, effect, event, occurrence or state of facts that has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of the entity in question and its subsidiaries, if any, taken as a whole.

"Person" means any individual, group, corporation, company, partnership, limited liability company or partnership, association, trust or other entity or organization, including any government or political subdivision or any agency or instrumentality of either.

"PRC" means the People's Republic of China.

"Seller" means each Genwell Shareholder.

"Taxes" means any and all behavior tax, withholding tax, ad valorem tax, and value added tax (and any interest, penalties, surcharges) levied by the Chinese national or local tax authorities on income, profits, sales, stocks, wages, etc.

"Termination Date" means the date of termination of this Agreement as set forth in Section 8.2.

"Transaction Documents" means this Agreement (including all exhibits hereto) and all other documents and instruments delivered by Genwell, the Sellers and Gentone pursuant to this Agreement.

1.3   Gender; Number; Certain Definitions, References.

The headings of Sections in this Agreement are provided for convenience only and shall not affect its construction or interpretation.

ARTICLE 2 - PURCHASE AND SALE OF GENWELL'S SHARES; CLOSING

2.1   Agreement to Purchase and Sell.

On the basis of the representations, warranties, covenants, and agreements, and subject to the satisfaction or waiver of the conditions set forth herein, at the Closing, Gentone shall purchase from Sellers, and each Seller shall sell, assign, transfer and deliver to Gentone, all of the Genwell Shares, free and clear of all Liens. The total consideration to be given by Gentone in connection with the acquisition of the Genwell Shares shall be the sum of the payments and notes described in Section 2.2 below (collectively, the "*Purchase Price*").

2.2   Consideration.

The purchase price shall equal thirteen million two hundred fifty thousand Renminbi Yuan (CN¥13,250,000) and shall be satisfied in two payments: First payment shall be paid within five (5) business days of Gentone receiving document(s) evidencing the transfer of Genwell shares to Gentone to such bank account(s) designated by the Sellers; the second payment shall be effected within five (5) business days after Closing, as scheduled as follows:

Seller	Holding Genwell Shares	Consideration (RMB)	First Payment (RMB)	Second Payment (RMB)
Xichang Li	50.51%	¥ 6,692,575	¥ 2,442,575	¥ 4,250,000
Qiuming Shen	20.25%	¥ 2,683,125	¥ 683,125	¥ 2,000,000
Zeming Zhang	10.13%	¥ 1,342,225	¥ 1,342,225	¥ -
Qun Wu	7.72%	¥ 1,022,900	¥ 1,022,900	¥ -
Mingchao Shi	8.00%	¥ 1,060,000	¥ 1,060,000	¥ -
Yishu Cao	2.39%	¥ 316,675	¥ 316,675	¥ -
Jin Shen	1.00%	¥ 132,500	¥ 132,500	¥ -
TOTAL	100.00%	¥ 13,250,000	¥ 7,000,000	¥ 6,250,000



2.3   Manner of Delivery of Genwell Shares.

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At the Closing, Seller shall deliver to Gentone certificates evidencing the Genwell Shares, accompanied by valid stock powers duly executed in blank, in proper form for transfer and in form and substance satisfactory to Gentone.

2.4 Time and Place of Closing.

The transactions contemplated by this Agreement shall be consummated (the "*Closing*") at such place and manner of closing as agreed upon by the parties promptly after the satisfaction or waiver of each of the conditions set forth in Article 7, or on such other date, or at such time or place, as shall be mutually agreed upon in writing by Sellers and Gentone. The date on which the Closing occurs in accordance with the preceding sentence is referred to in this Agreement as the "*Closing Date*."

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES OF GENTONE

Gentone represents and warrants:

3.1 Corporate Existence and Power.

Gentone is a corporation duly incorporated, validly existing and in good standing under the laws of the PRC and has all corporate power and authority and all Governmental Permits required to carry on its business as now conducted, except for those Governmental Permits, the absence of which would not, individually or in the aggregate, have a Material Adverse Effect.

3.2 Corporate Authorization.

The execution, delivery and performance by Gentone of this Agreement and the other Transaction Documents and the consummation by it of the transactions contemplated hereby and thereby are within Gentone's corporate powers and. Each of this Agreement and the other Transaction Documents constitutes a valid and binding agreement of Gentone enforceable against Gentone in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors' rights generally now or hereafter in effect.

3.3 Non-Contravention.

The execution, delivery and performance by Gentone of this Agreement and the other Transaction Documents and the consummation by Gentone of the transactions contemplated hereby and thereby do not and will not (a) violate the certificate of incorporation or bylaws of Gentone, (b) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Gentone or to a loss of any benefit to which Gentone is entitled under any provision of any agreement or other instrument binding upon Gentone or any Governmental Permit, or other similar authorization affecting, or relating in any way to, the assets or business of Vasomedical, or (c) result in the creation or imposition of any Lien or Encumbrance on any asset of Gentone except, in the case of clauses (b) and (c), for such matters as would not, individually or in the aggregate, have Material Adverse Effect on Gentone or materially impair the ability of Gentone to consummate the transactions contemplated by this Agreement.

ARTICLE 4 - REPRESENTATION AND WARRANTIES OF GENWELL

Genwell represents and warrants (and the Genwell shareholders each individually represent and warrant with respect to any statements related to their stock ownership or their actions as shareholders) except as otherwise set forth herein or in the Genwell Disclosure Schedule:

4.1 Existence and Power.

Genwell is a limited liability company duly formed, validly existing and in good standing under the laws of the People's Republic of China and has all corporate power and authority and all Governmental Permits required to carry on its business as now conducted.

4.2 Certificate of Incorporation and By-laws; Minute Books.

The copies provided to Gentone by Genwell of its certificate of formation and operating agreement are true, correct and complete copies thereof, each as amended to date. The minute books of Genwell contain true and complete records of all meetings and consents in lieu of meetings of its Board of Directors (and any committees thereof), or similar governing bodies, since the time of its organization. The ownership records of Genwell are true, correct and complete.

4.3 Authorization.

The execution, delivery and performance by Genwell of this Agreement and the other Transaction Documents and the consummation by Genwell of the transactions contemplated hereby and thereby are within Genwell's powers and have been duly authorized by all necessary corporate and shareholder action of Genwell. This Agreement and each of the other Transaction Documents constitutes a valid and binding agreement of Genwell, enforceable against Genwell in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors' rights generally now or hereafter in effect. This Agreement and each of the other Transaction Documents constitutes a valid and binding agreement of each Genwell Shareholder, enforceable against each such Genwell Shareholder in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors' rights generally now or hereafter in effect.

4.4 Non-Contravention.

The execution, delivery and performance by Genwell and the Genwell Shareholders of this Agreement and the other Transaction Documents and the consummation by the Genwell Shareholders of the Closing and the other transactions involving the Genwell Shareholders contemplated hereby or thereby do not and will not (a) violate the formation documents of Genwell, (b) violate any applicable law, rule, regulation, judgment, injunction, order or decree, (c) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Genwell or a loss of any benefit to which Genwell is entitled under any provision of any agreement or other instrument binding upon Genwell or any Governmental Permit or other similar authorization affecting, or relating in any way to, the assets or business of Genwell, or (d) result the creation or imposition of any Lien or Encumbrance on any asset of Genwell except, in the case of clauses (b), (c) and (d), for such matters as would not, individually or in the aggregate, have a Material Adverse Effect on Genwell or materially impair the ability of the Genwell Shareholders to consummate the transactions contemplated by this Agreement or any of the other Transaction Documents.

4.5 Capitalization; Validity of Securities.

As of the date hereof, Genwell Shareholders individually hold the following proportion of Genwell shares:

Seller	Holding Percentage of Genwell Shares
Xichang Li	50.51%
Qiuming Shen	20.25%
Zemin Zhang	10.13%
Qun Wu	7.72%
Mingchao Shi	8.00%
Yishu Cao	2.39%
Jin Shen	1.00%
TOTAL	**100.00%**

All outstanding shares of Genwell are fully paid for and legally owned by the Genwell Shareholders. Each Genwell Shareholders has Each Genwell Shareholder has full power and authority to transfer its shares of Genwell, and upon transfer to the Gentone of the instruments representing such shares, Gentone will receive good and marketable title to such shares, free and clear of all Liens and Encumbrances. There are no outstanding options or any other rights to acquire any of Genwell shares.

4.6 Subsidiaries.

Genwell does not as of the date hereof own, directly or indirectly, any capital stock, equity or interest in any corporation, firm, partnership, joint venture or other entity.

4.7 Financial Statements; Absence of Certain Changes.

Income statement and balance sheet of Genwell for June 30, 2014 ("Genwell Statements") provided to Gentone are complete and correct in all material respects, fairly present the results of operations for the periods involved, have been prepared in accordance with generally accepted accounting principles consistently applied in the PRC.

Except as otherwise set forth in Exhibit A and the Genwell Disclosure Schedule or required by the terms of this Agreement or any of the other Transaction Documents, since June

30, 2014 ("Genwell Balance Sheet Date"), the business of Genwell has been conducted in the ordinary course consistent with past practices and there has not been:

4.7.1   any event, occurrence, development or state of circumstances or facts which would, individually or in the aggregate, have a Material Adverse Effect on Genwell;

4.7.2   any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Genwell;

4.7.3   any incurrence, assumption or guarantee by Genwell of any material indebtedness for borrowed money other than in the ordinary course and in amounts and on terms consistent with past practices;

4.7.4   any creation or other incurrence by Genwell of any Lien or Encumbrance on any material asset other than in the ordinary course consistent with past practices;

4.7.5   any making of any material loan, advance or capital contributions to or investment in any person other than loans, advances or capital contributions made in the ordinary course consistent with past practices;

4.7.6   any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of Genwell which would, individually or in the aggregate, have a Material Adverse Effect;

4.7.7   any transaction or commitment made, or any contract or agreement entered into, by Genwell relating to its assets or business (including the acquisition or disposition of any assets) or any relinquishment by Genwell of any contract or other right, in either case, material to Genwell other than transactions and commitments in the ordinary course consistent with past practices and those contemplated by this Agreement;

4.7.8   any (i) grant of any severance or termination pay to any current or former director, officer or employee of Genwell, (ii) increase in benefits payable under any existing severance or termination pay policies or employment agreements, (iii) entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any current or former director, officer or employee of Genwell, (iv) establishment, adoption or amendment (except as required by applicable law) of any collective bargaining, bonus, profit sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any current or former director, officer or employee of Genwell, or (v) increase in compensation, bonus or other benefits payable or otherwise made available to any current or former director, officer or employee of Genwell; or

4.7.9   any material dispute, with any officer, director or employee of Genwell; or any tax election or any settlement or compromise of any tax liability.

4.8 No Undisclosed Material Liabilities.

As of the date hereof, there are no liabilities of Genwell of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability, other than:

4.9.1   liabilities or obligations provided for in the Statements or disclosed in the notes thereto;

4.9.2   liabilities or obligations under this Agreement; and

4.9.3   liabilities or obligations described in this Agreement or in <u>Section 4.9</u> of the Genwell Disclosure Schedule.

4.9 Compliance with Laws and Court Orders.

Genwell is and has been in compliance with, and to the best knowledge of Genwell, is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable law, rule, regulation, judgment, injunction, order or decree, except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect on Genwell.

4.10 Litigation.

There is no claim, dispute, action, suit, proceeding or investigation pending or, to the knowledge of Genwell, threatened, against or affecting the business of Genwell, or challenging the validity or propriety of the transactions contemplated by this Agreement, nor to the knowledge of Genwell, has any such claim, dispute, action, suit, proceeding or investigation been pending or threatened, during the twenty-four (24) month period preceding the date hereof. Genwell has not received any notice from any Chinese national or local, or any foreign, governmental authority concerning the possible violation of any law, rule or regulation.

4.11 Finder's Fee.

There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Genwell or the Genwell Shareholders who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

4.12 Taxes.

(a) All tax returns, statements, reports and forms (collectively, the "Genwell Returns") required to be filed with any taxing authority by, or with respect to, Genwell are true, correct and complete and have been filed in accordance with all applicable laws; (b) Genwell has timely paid all taxes shown as due and payable on the Genwell Returns that have been so filed (other than taxes which are being contested in good faith and for which adequate reserves are reflected on the Statements) and, as of the time of filing, the Genwell Returns correctly reflected the facts regarding the income, business, assets, operations, activities and the status of Genwell; (c) the charges, accruals and reserves for taxes with respect to Genwell reflected on the Statements are adequate to cover the tax liabilities accruing through the date thereof; and (d) there is no action, suit, proceeding, audit or claim now proposed or pending against or with respect to Genwell in respect of any tax where there is a reasonable possibility of an adverse determination.

4.13   Employee Benefit Plans.

Genwell does not maintain, nor has Genwell maintained in the past, any "employee benefit plans", or any plans, programs, policies, practices, arrangements or contracts (whether group or individual) providing for payments, benefits or reimbursements to employees of Genwell, former employees, their beneficiaries and dependents under which such employees, former employees, their beneficiaries and dependents are covered through an employment relationship with Genwell.

4.14   Intellectual Property.

Exhibit B hereto sets forth a true and complete list of all (i) Trademarks, (ii) Patent Rights, (iii) Copyrights, and (iv) License Rights held by Genwell. All Trademarks, Patent Rights, Copyrights, License Rights and Trade Secrets of Genwell that are owned by Genwell are owned free and clear of any and all licenses, liens, claims, security interests, charges or other encumbrances or restrictions of any kind, except as reflected on Exhibit B, and no licenses for the use of any of such rights have been granted by Genwell to any third parties, except as reflected in Exhibit B attached hereto. All of such rights are valid, enforceable and in good standing and are reasonably sufficient and appropriate for the conduct of the business of Genwell as currently and proposed to be conducted. The consummation of the other transactions contemplated hereby will not adversely affect any rights of Genwell in the Intellectual Property of Genwell. The operation of Genwell does not infringe in any way on or conflict with any registered or unregistered patent, trademark, trade name, copyright, trade secret, contract, license or other right, of any person, and Genwell does not license any such right from others except as set forth on Exhibit B. No claim is pending or threatened or has been made within the past five (5) years, and Genwell has no knowledge of any infringement by any third parties upon any of the Intellectual Property of Genwell. No other Intellectual Property, other than the Intellectual Property owned or licensed by Genwell, is required by their business as conducted prior to the date hereof.

4.15   Beneficial Ownership of Genwell Shareholders.

The Genwell Shareholders own, in the aggregate, 100% of the shares of Genwell's equity securities issued and outstanding on the date hereof. The Genwell Shareholders shall not offer, sell, transfer, pledge, assign or otherwise dispose of any of their shares of Genwell or securities convertible into or exchangeable for Genwell shares from the date hereof until the earlier of (a) termination of this Agreement and (b) effectuation of the Closing and related transactions.

ARTICLE 5 - COVENANTS OF GENWELL AND GENWELL SHAREHOLDERS PENDING CLOSING.

Genwell and Genwell Shareholders, as applicable, covenant and agree that except as otherwise provided in this Agreement, from the date hereof until the first to occur of the Closing Date and the Termination Date:

5.1 Preservation.

Genwell shall and the Genwell Shareholders shall cause Genwell to:

5.1.1 maintain its corporate existence in good standing;

5.1.2 preserve intact in all material respects its business organization, preserve Genwell's goodwill, exercise reasonable efforts to keep available the services of its current employees and managers and all contracts to which Genwell is or becomes a party;

5.1.3 maintain in effect all of its currently existing insurance coverage, if any, or substantially equivalent insurance coverage; and

5.1.4 notify Gentone immediately of any litigation or other proceeding in which Genwell or any of their executive officers or managers is named as a defendant or respondent.

5.2 Negative Covenants.

Genwell shall not, and the Genwell Shareholders agree they shall not, except as contemplated by this Agreement or as may be necessary to effect the transactions contemplated by this Agreement, do or propose to do or vote their shares of Genwell or otherwise consent to any of the following:

5.2.1 amend or otherwise modify Genwell's governing documents;

5.2.2 issue, sell, dispose of or subject to any Lien or Encumbrance or authorize the issuance, sale, disposition, or imposition of any Lien or Encumbrance on, or grant or issue any option, warrant or other right to acquire, or make any agreement with respect to, any shares of any class of capital stock of Genwell or any security convertible into or exercisable for any such securities, or alter any of the terms of any outstanding security or make any change in its authorized or outstanding capital stock or its capitalization, whether by reason of any reclassification, recapitalization, stock split, combination, exchange or readjustment of shares, any stock dividend or otherwise, or permit the exercise of any outstanding options;

5.2.3 declare, set aside, make or pay any dividend or other distribution to any Genwell Shareholder in respect of any class of capital stock of Genwell;

5.2.4 increase the compensation or other remuneration or benefits payable or to become payable to any director or executive officer of Genwell, or increase the compensation or other remuneration of benefits payable or to become payable to any other employee or consultant or agent of Genwell, except pursuant to existing agreements;

5.2.5 adopt or, except as required by applicable law, amend or make any unscheduled contribution to any employee benefit plan for or with employees, or hire any employees;

5.2.6 terminate or modify any contract, other than in the ordinary course of business consistent with past practice, except for any termination upon the expiration of any contract prior to the earlier of the Closing Date or Termination Date in accordance with the terms of such contract;

5.2.7 Create, incur, assume or otherwise become liable for any indebtedness, other than indebtedness incurred in the ordinary course of business consistent with past practices;

5.2.8 cancel, compromise, release or waive any material receivable, claim or right of Genwell;

5.2.9 permit Genwell to make any loan or advance to any person or acquire any capital stock or other securities, or ownership interest in or any material amount of assets, of any other business enterprise, or make any material capital investment or expenditure or capital improvement other than in the ordinary course of business, consistent with past practice;

5.2.10 adopt any plan of dissolution or liquidation of Genwell;

5.2.11 settle or compromise any Tax liability or agree to the extension of any statute of limitations as to Genwell;

5.2.12 take any action that would render any of the representations or warranties of Genwell contained in this Agreement misleading, untrue or incorrect in any material respect, or cause Genwell or any Genwell Shareholder to breach or fail to satisfy or comply with any covenant, condition or agreement of Genwell or any Genwell Shareholder contained herein or in any of the other Transaction Documents in any material respect.

ARTICLE 6 - DELIVERIES AT CLOSING

6.1   **Gentone Deliveries.** Gentone shall deliver Genwell and the Genwell Shareholders at the Closing:

6.1.1 a certificate of an executive officer of Gentone certifying that the representations and warranties of Gentone contained in this Agreement are true and correct on the Closing Date (except those representations and warranties which by their terms refer to another date or dates) and that Gentone has satisfied all of the conditions to Closing which it is required to satisfy pursuant to this Agreement;

6.2   Genwell Deliveries.

Genwell and the Genwell Shareholders shall deliver to Purchaser at Closing:

6.2.1   certificates representing their shares of Genwell's stock or other evidence of issuance and ownership thereof duly endorsed for transfer;

6.2.2   a certificate of an executive officer of Genwell certifying that the representations and warranties of Genwell contained in this Agreement are true and correct on the Closing Date (except those representations and warranties which by their terms refer to another date or dates) and that Genwell has satisfied all of the conditions to Closing which it is required to satisfy pursuant to this Agreement;

ARTICLE 7 - CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE PARTIES

7.1   Conditions Precedent to Obligations of All Parties.

The obligations of the parties to consummate the Closing and the other transactions contemplated hereby are subject to the satisfaction of the following conditions:

7.1.1   All required approvals of or consents to this Agreement by any Governmental Authority applicable to Gentone and Genwell shall have been obtained on or before the Closing Date.

7.2   Conditions Precedent to Obligations of Gentone.

The obligations of Gentone to consummate the Closing and the other transactions contemplated hereby are subject to the satisfaction of the following conditions:

7.2.1   Each of Genwell and the Genwell Shareholders shall have performed, in all material respects, all of their respective obligations under this Agreement required to be performed by it or them prior to the Closing Date;

7.2.2   The respective representations and warranties of Genwell and the Genwell Shareholders contained in this Agreement and in any certificate or other writing delivered by Genwell or any such Genwell Shareholder pursuant to this Agreement shall be true at and as of the Closing Date as if made at and as of such time, except to the extent that particular representations or warranties are made as of other specified date or dates, in which event, they shall be true as of such other date or dates, respectively, and Gentone shall have received a certificate signed by an executive officer of Genwell and by the Genwell Shareholders to the foregoing effect;

7.2.3 Gentone shall have received an opinion from an unaffiliated third party with expertise in evaluating PRC start up technology companies as to the valuation of Genwell;

7.2.4 Gentone shall have received an opinion of counsel in the PRC with respect to such matters of PRC law as it shall request pertaining to the ownership and operations of Genwell and the absence of any action required in the PRC as a consequence of Vasomedical acquiring through ownership of Gentone, control of Genwell, and such other matters as they may request;

7.2.5 Gentone shall have received confirmation of the authority and genuineness of signatures of each of the Genwell Shareholders; and

7.2.6 There shall have not occurred any material adverse changes in the business or financial condition of Genwell between the date hereof and the Closing Date.

7.3   Conditions to Obligations of Genwell and the Genwell Shareholders.

The obligations of Genwell and the Genwell Shareholders to consummate the Closing and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, any of which may be waived by Genwell and the Genwell Shareholders:

7.3.1 Gentone shall have performed, in all material respects, all of its obligations under this Agreement required to be performed by it at or prior to the Closing or the Closing Date;

7.3.2 The representations and warranties of Gentone contained in this Agreement and in any certificate or other writing delivered by Gentone to the Genwell Shareholders pursuant to this Agreement shall be true at and as of the Closing Date as if made at and as of such time, except to the extent that particular representations or warranties are made as of other specified date or dates, in which event, they shall be true as of such other date or dates, respectively, and the Genwell Shareholders shall have received a certificate signed by an executive officer of Gentone to the foregoing effect;

ARTICLE 8 -TERMINATION

8.1   Right to Terminate.

This Agreement may be terminated prior to Closing, and the contemplated transactions abandoned at any time prior to the Closing Date without liability to either party, except as specified below in this Section 8:

8.1.1 by mutual written agreement of Gentone and Genwell;

8.1.2 in the event Gentone's due diligence review discloses information which in Gentone's sole judgment makes it not advantageous to engage in the contemplated transactions;

8.1.3 by Gentone, Genwell or any Genwell Shareholder if (a) any provision of any applicable law or regulation prohibits the consummation of the Closing, or (b) any judgment, injunction, order or decree of a court of competent jurisdiction that prohibits the consummation of the Closing is entered and shall have become final and non-appealable, *provided* that the party seeking to terminate this Agreement pursuant to the foregoing provisions of paragraph (b) of this Section 8.1.3 shall have used its reasonable best efforts to remove any such injunction, order or decree.

8.1.4 by Gentone if: (i) any of the conditions precedent to the obligations of Genwell set forth in Section 7.2 hereof shall not have been satisfied in any material respect by the Closing Date or any other date prior to the Closing provided herein for satisfaction thereof; or (ii) if, on or prior to the Closing Date, the due diligence review by Gentone or its representatives of the books and records of Genwell reveals a material breach of any of the representations and warranties of Genwell or any Genwell Shareholder contained herein or in any certificate delivered pursuant to this Agreement *or* there is any material adverse change in the financial condition or results of operations of Genwell, unless such change is reflected herein or in the Genwell Disclosure Schedule.

8.1.5 by any Genwell Shareholder (i) if any of the conditions to the obligations of the Genwell Shareholders set forth in Section 7.4 hereof shall not have been satisfied in any material respect by the Closing Date or any other date prior to the Closing provided herein for satisfaction thereof.

8.1.6 by Gentone, Genwell or any Genwell Shareholder if the Closing has not occurred by _December 31st_, 2014.

8.2 Termination Notice; Termination Date.

Any party may exercise its right under this Section 8 to terminate this Agreement by giving notice thereof in writing to each of the other parties (the "Termination Notice"). This Agreement shall terminate on the date on which the first Termination Notice shall have been given pursuant to Section 8.1 (the "Termination Date").

8.3 Effects of Termination.

In the event of termination of this Agreement pursuant to this Section 8 ("Termination"), each of the parties hereby expressly waive their rights to recover all other damages, fees, costs, and expenses, including incidental, consequential and punitive damages, from any of the other parties as a result of any termination of this Agreement; provided, however, that: If either Gentone or Genwell terminates this Agreement in bad faith, the non-terminating party shall be entitled to recover reasonable attorneys' and auditors' fees, costs and expenses expended in connection with the Closing. Effective as of the Termination Date, this Agreement shall forthwith become void and of no further force or effect.

ARTICLE 9 - NATURE AND SURVIVAL OF REPRESENTATIONS

All representations, warranties and covenants of the parties contained herein or in any certificate or other instrument delivered by or on behalf of any of the parties pursuant hereto, or in connection with the transactions contemplated hereby, shall be deemed representations and warranties by such party, respectively, and shall survive the Closing for a period of three (3) years, and the covenants of the parties hereto shall survive the Closing for a period of three (3) years.

ARTICLE 10 - NOTICES

All notices, requests and other communications to any party hereunder shall be in writing and shall be given,

If to Gentone:

> Gentone Instruments Co. Ltd.
> 5/F, Taihu Bldg., 45 Liangxi Road
> Wuxi, Jiangsu 214062
> P.R.China
> Attn: Jun Ma, Chairman
> E-mail jma@vasomedical.com

If to Genwell or any Genwell Shareholders:

> Xichang Li
> 125 Zhangcha 1st Road, Bldg. 5, 3/F
> Foshan, Guangdong 528051
> P.R.China
> E-mail: letlxc@gmail.com

> and

> Qiuming Shen
> 4/F, Taihu Bldg., 45 Liangxi Road
> Wuxi, Jiangsu 214062
> P.R.China
> E-mail: qiuming.shen@gmail.com

or to such other address as such party may hereafter specify for purposes of notice by giving notice to the other parties hereto. All such notices, requests and other communications shall be deemed given on the date of receipt by the recipient thereof, if received prior to 5 p.m. in the place of receipt and such day is a business day in the place of receipt, or if received later, the next succeeding business day in the place of receipt.

ARTICLE 11 - AMENDMENTS; NO WAIVERS.

Any provision of this Agreement may be amended or waived prior to the first to occur of the Closing Date and the Termination Date but only if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

ARTICLE 12 - GOVERNING LAW; ARBITRATION

Any dispute arising pursuant to or in any way related to this Agreement or the transactions contemplated hereby shall be settled by arbitration in the PRC, provided, however, that nothing in this Section shall restrict the right of either party to apply to a court of competent jurisdiction in the PRC for emergency relief pending final determination of a claim by arbitration in accordance with this Section. All arbitration shall be conducted in Huanan Arbitration Committee for International Finance and Trading (Shenzhen International Arbitration Court), Shenzhen, China in accordance with applicable rules and regulations. The laws of the PRC shall govern the disposition of any such arbitration. The decision of the arbitrator shall be binding upon the parties and judgment in accordance with that decision may be entered in any court of competent jurisdiction.

ARTICLE 13 - ENFORCEABILITY

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

ARTICLE 14 - SUCCESSORS AND ASSIGNS; NO THIRD PARTY BENEFICIARIES

The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto.

ARTICLE 15 - ENTIRE AGREEMENT

This Agreement, including all Exhibits and Schedules hereto, constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written between or among any of the parties with respect to the subject matter hereof and thereof.

ARTICLE 16 - COUNTERPARTS

This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written, by signing on the appropriate signature page hereto.

WUXI GENTONE INSTRUMENTS CO., LTD. (GENTONE)

By: _____   Name: ___Jun Ma___

GENWELL INSTRUMENTS CO. LTD. (GENWELL)

By: _____   Name: ___Qiuming Shen___

GENWELL SHAREHOLDERS

Xichang Li: _____

Qiuming Shen: _____

Zemin Zhang: ___Zemin Zhang___

Qun Wu: ___Qun Wu___

Mingchao Shi: ___Mingchao Shi___

Yishu Cao: _____

Jin Shen: ___Jin Shen___